UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
______________________

FORM 11-K/A
(Amendment No. 1)
______________________

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission file number 001-31567

A.	Full title of the plan and the address of the plan, if different from that of issuer named below:

CENTRAL PACIFIC BANK
401(k) RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CENTRAL PACIFIC FINANCIAL CORP.
220 South King Street
Honolulu, Hawaii 96813

EXPLANATORY NOTE:

    This Amendment No. 1 to our annual report on Form 11-K is being filed to include the word "ended" in the first sentence of the third paragraph on the Report of Independent Registered Public Accounting Firm, which was inadvertently omitted from the original filing. The content of the report is otherwise unchanged.

Table of Contents

Report of Independent Registered Public Accounting Firm

Financial Statements

Statements of Assets Available for Benefits

Statements of Changes in Assets Available for Benefits

Notes to Financial Statements

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Exhibit Index

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Central Pacific Bank
401(k) Retirement Savings Plan:

We have audited the accompanying statements of assets available for benefits of the Central Pacific Bank 401(k) Retirement Savings Plan (the Plan) as of December 31, 2014 and 2013, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying schedule of Schedule H – Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2014 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information in the accompanying schedule of Schedule H – Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2014 is fairly stated in all material respects in relation to the 2014 financial statements as a whole.

/s/ KPMG LLP
Honolulu, Hawaii
June 29, 2015

CENTRAL PACIFIC BANK
401(k) RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2014 and 2013

(With Report of Independent Registered Public Accounting Firm Thereon)

CENTRAL PACIFIC BANK
401(k) RETIREMENT SAVINGS PLAN
Statements of Assets Available for Benefits
December 31, 2014 and 2013

	2014	2013
Investments, at fair value:
Mutual funds	$94,553,235	87,540,160
Common stock fund	1,536,643	1,538,715
Collective trust fund	18,120,120	18,213,889
Total investments	114,209,998	107,292,764

Receivables:
Notes receivable from participants	2,143,163	1,885,200
Employer contributions	40,761	412,431
Total receivables	2,183,924	2,297,631

Assets reflecting all investments at fair value	116,393,922	109,590,395

Adjustment from fair value to contract value for fully
benefit-responsive investment contract	(539,671)	(493,823)
Assets available for benefits	$115,854,251	109,096,572

See accompanying notes to financial statements.

CENTRAL PACIFIC BANK
401(k) RETIREMENT SAVINGS PLAN
Statements of Changes in Assets Available for Benefits
Years ended December 31, 2014 and 2013

	2014	2013
Investment income:
Net appreciation in fair value of investments	$4,875,392	12,959,470
Dividend income	3,758,967	2,933,109
Interest income	347,346	322,835
Total investment income	8,981,705	16,215,414

Interest income on notes receivable from participants	58,804	54,644

Contributions:
Participant	3,519,130	3,798,843
Employer – 401(k) matching	2,214,469	2,885,240
Rollovers	207,944	387,619
Total contributions	5,941,543	7,071,702
	14,982,052	23,341,760
Deductions:
Benefits paid	(8,167,043)	(7,842,965)
Administrative expenses	(57,330)	(39,666)
	(8,224,373)	(7,882,631)
Net increase	6,757,679	15,459,129

Assets available for benefits:
Beginning of year	109,096,572	93,637,443
End of year	$115,854,251	109,096,572

See accompanying notes to financial statements.

CENTRAL PACIFIC BANK
401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2014 and 2013

(1)	Description of the Plan

The following brief description of the Central Pacific Bank 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the plan documents for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution retirement savings plan covering all employees of Central Pacific Bank and subsidiaries (the Bank), a wholly owned subsidiary of Central Pacific Financial Corp. (the Company), and certain other affiliated companies. The Plan permits employees to make participant contributions and receive base matching contributions after six months of service. Additionally, employees who have completed one year of employment and 1,000 hours of service during the year are entitled to share in any excess matching, discretionary profit sharing, and Employee Stock Ownership plan (ESOP) contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

(b)	Participant Contributions

Participant contributions to the Plan are based on an elected percentage of 1% to 100% of participant compensation. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions.

(c)	Employer Contributions – 401(k)

The Bank makes matching contributions to the Plan out of its own funds equal to 100% of the elective deferrals made by eligible participants, up to a limit of not less than 4% or more than 6% of the participant’s eligible compensation with the first 4% referred to as Base Matching Contributions and the balance, if any, referred to as Excess Matching Contributions. The Bank may also make discretionary contributions to eligible participant’s accounts. In 2014 and 2013, the Bank made $579,485 and $1,127,784 in discretionary contributions, respectively, in conjunction with a voluntary early retirement program and a reduction of certain positions which occurred during the respective year. Employer contributions receivable related to discretionary contributions made by the Bank amounted to $40,761 and $412,431 at December 31, 2014 and 2013, respectively.

(d)	Employer Contributions – Profit Sharing

The Bank’s annual profit sharing contribution is at the discretion of the Bank’s board of directors. The annual contribution is limited to the maximum allowed deduction for federal income tax purposes and may not exceed 25% of the compensation earned by eligible participants during the plan year. The participant must be employed on the last day of the plan year to be eligible to share in any profit sharing contribution. The Bank made no profit sharing contributions for 2014 or 2013.

(e)	Employer Contributions – Employee Stock Ownership Plan

The Bank may make ESOP contributions to the Plan at the discretion of the Bank’s board of directors. The annual contribution is limited to the maximum allowed deduction for federal income tax purposes and may not exceed 25% of the compensation earned by eligible participants during the plan year. No ESOP contributions were made in 2014 or 2013.

(f)	Participants’ Accounts and Forfeitures

Each participant’s account is credited with the participant’s contribution, the employer matching contribution, and any specified discretionary contributions, and is credited or charged with an allocation of plan net earnings or losses and plan administrative expenses. Daily allocations of plan net earnings or losses are based on participants’ account balances at the end of the previous day. Forfeitures of employer contributions may be (1) reallocated to participants, (2) used to reduce employer contributions, or (3) used to offset plan expenses. The Bank uses forfeitures to offset plan expenses as allowed in the plan document. At December 31, 2014, there were $6,190 of forfeited nonvested employer matching contributions and $2,651 of forfeited nonvested profit sharing contributions to be used to offset plan expenses. At December 31, 2013, there were $1,781 of forfeited nonvested employer matching contributions and $8,276 of forfeited nonvested profit sharing contributions to be used to offset plan expenses. In 2014, plan expenses were paid by the application of forfeited nonvested accounts totaling $18,087. In 2013, no plan expenses were paid by the application of forfeited nonvested accounts.

(g)	Vesting

Participant contributions and employer Base Matching Contributions plus actual earnings thereon are immediately vested. A participant’s balance of his or her employer Excess Matching Contribution account and the employer’s discretionary contributions are vested based on the participant’s years of service, at a rate of 20% per year.

(h)	Notes Receivable from Participants

Participants may borrow from their account up to 50% of their vested 401(k) account balance up to a maximum of $50,000, provided that the loan is paid back with interest within 5 years (or 15 years for the purchase of a primary residence). The loans are secured by the balance in the participant’s account and bear interest at prevailing rates. Participant loans may be granted for any personal reason. At December 31, 2014, notes receivable from participants bear interest at various rates ranging from 2.34% to 8.38% and mature in years beginning in 2015 through 2029.

(i)	Payment of Benefits

Upon a participant’s death, disability, retirement, or other termination of employment with the Bank, the participant will elect to be paid either a lump-sum amount, periodic installments over a fixed period, a direct rollover to another qualified plan or traditional individual retirement account, or a combination of these options equal to the value of his or her account. If a participant’s vested interest in his or her account is $1,000 or less, the participant’s vested interest may be distributed to the participant in a lump sum as soon as practicable after the participant’s severance from employment. No consent of the participant is required for this involuntary cash-out to be made.

(j)	Administration

The Plan is administered by an administrative committee, which is composed of certain appointed employees of the Bank. The administrative committee has the responsibility of selecting the investment options of the trust into which participants can direct their contributions.

Vanguard Fiduciary Trust Company (the Trustee) is the trustee of the Plan. The Trustee has the responsibilities of investing, holding, collecting, distributing, and accounting for the assets of the trust.

All expenses incurred in the administration of the Plan have been paid by the Bank to the extent not paid by the Plan.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

In accordance with Financial Accounting Standards Board Accounting Standards Codification (ASC) 962, Plan Accounting – Defined Contribution Pension Plans, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.

(b)	Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management of the Plan to make a number of estimates and assumptions relating to the reported amounts of assets and changes therein and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value in accordance with ASC 820, Fair Value Measurements and Disclosures. ASC 820 discusses acceptable valuation techniques and the related valuation inputs used. These inputs are assumptions market participants use in pricing investments. ASC 820 establishes a fair value hierarchy that prioritizes the inputs, which are summarized as follows:

Level 1 – Valuation is based upon quoted prices (unadjusted) for identical assets or liabilities traded in active markets. A quoted price in an active market provides the most reliable evidence of fair value and shall be used to measure fair value whenever available.

Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Plan’s own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models and similar techniques that require the use of significant judgment or estimation.

The common stock fund is valued at its year-end unit closing price (based on year-end market price). Quoted market prices in active markets are used to value the mutual funds. The collective trust fund invests primarily in guaranteed investment contracts and synthetic investment contracts with insurance companies which are fully benefit-responsive. This investment is presented at the fair value of units held by the Plan as of December 31 in the statements of assets available for benefits, including separate disclosure of the adjustment to contract value, which is equal to principal balance plus accrued interest. An investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers (i) recent fee bids as determined by recognized dealers, (ii) discount rate, and (iii) the duration of the underlying portfolio securities.

Net appreciation in fair value of investments includes realized and unrealized changes in the values of investments bought, sold, and held during the year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2014 and 2013:

	Level 1	Level 2	Level 3	Total
December 31, 2014:
Mutual funds:
Stock – large cap funds	$40,040,152	—	—	40,040,152
Balanced funds	33,101,436	—	—	33,101,436
Bond funds	9,715,592	—	—	9,715,592
International funds	7,253,689	—	—	7,253,689
Stock – small cap funds	4,417,221	—	—	4,417,221
Other	25,145	—	—	25,145
Total mutual funds	94,553,235	—	—	94,553,235

Common stock fund	1,536,643	—	—	1,536,643
Collective trust fund	—	18,120,120	—	18,120,120
	$96,089,878	18,120,120	—	114,209,998

	Level 1	Level 2	Level 3	Total
December 31, 2013:
Mutual funds:
Stock – large cap funds	$35,604,443	—	—	35,604,443
Balanced funds	31,470,020	—	—	31,470,020
Bond funds	8,541,480	—	—	8,541,480
International funds	7,515,301	—	—	7,515,301
Stock – small cap funds	4,383,918	—	—	4,383,918
Other	24,998	—	—	24,998
Total mutual funds	87,540,160	—	—	87,540,160

Common stock fund	1,538,715	—	—	1,538,715
Collective trust fund	—	18,213,889	—	18,213,889
	$89,078,875	18,213,889	—	107,292,764

The Plan’s investments in balanced funds is comprised of a series of broadly diversified retirement funds, each with a different investment composition based on the respective target retirement-based objectives of the fund. Each fund’s investment composition will vary with more conservative portfolios for approaching retirement dates. Such funds are primarily comprised of an allocation of U.S. stocks and bonds, and international stocks in order to diversify risks.

The Plan’s investments in bond funds is primarily comprised of U.S. corporate and U.S. government bonds.

(d)	Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

(e)	Payment of Benefits

Benefits are recorded when paid.

(f)	Risks and Uncertainties

The Plan may invest in various types of investment securities, including shares of Central Pacific Financial Corp. common stock held in the Central Pacific Financial Corp. stock fund (CPF Stock Fund). Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of assets available for benefits.

(3)	Investments

The following table presents investments as of December 31, 2014 and 2013. Investments that represent 5% or more of the Plan’s assets available for benefits are separately identified.

	2014	2013
Mutual funds:
Vanguard PRIMECAP Fund	$15,920,955	13,733,417
Vanguard Total Stock Market Index Fund: Inst'l Shares	10,663,329	8,782,935
Vanguard Target Retirement 2020 Fund	9,436,390	9,069,563
Dodge and Cox Stock Fund	7,442,941	7,422,454
Vanguard Total International Stock Index Fund: Inst'l Shares	7,186,476	7,515,301
Vanguard Target Retirement 2015 Fund	6,113,965	*
Vanguard Long-Term Investment Grade Fund	6,083,420	*
Vanguard Growth and Income Fund	6,012,927	5,665,637
Others	25,692,832	35,350,853
	94,553,235	87,540,160
Common stock fund – Central Pacific Financial Corp.
stock fund	1,536,643	1,538,715

Collective trust fund – Vanguard Retirement Savings Trust,
at fair value	18,120,120	18,213,889

Adjustment from fair value to contract value	(539,671)	(493,823)

Collective trust fund, at contract value	17,580,449	17,720,066
Total investments	$113,670,327	106,798,941

* The Plan’s investments did not meet the 5% threshold at the relevant date.

During 2014 and 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2014	2013
Mutual funds	$4,783,861	12,633,808
Central Pacific Financial Corp. stock fund	91,531	325,662
	$4,875,392	12,959,470

(4)	Related-Party Transactions

Plan investments include shares of mutual funds and shares of a collective trust fund managed by an affiliate of the Trustee. Therefore, these transactions qualify as party-in-interest. Administrative expenses paid to the Trustee amounted to $57,330 and $39,666 for the years ended December 31, 2014 and 2013, respectively.

Plan investments also include 70,878 and 75,861 shares of Central Pacific Financial Corp. common stock held in the CPF Stock Fund as of December 31, 2014 and 2013, respectively.

(5)	Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their employer contributions.

(6)	Tax Status

The Plan obtained its latest determination letter dated April 8, 2014, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the Code). The Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. The Plan is exempt from income tax and therefore no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

(7)	Subsequent Events

There were no material subsequent events that have occurred which would require recognition or disclosure in the financial statements.

			Schedule
CENTRAL PACIFIC BANK
401(k) RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014
		(c)
		Description of investment,
	(b)	including maturity date,	(d)
	Identity of issue, borrower,	rate of interest, collateral,	Current
(a)	lessor, or similar party	par, or maturity value	value
*	Vanguard PRIMECAP Fund	Mutual fund, 154,798 shares	$15,920,955
*	Vanguard Total Stock Market Index
	Fund: Inst'l Shares	Mutual fund, 206,654 shares	10,663,329
*	Vanguard Target Retirement 2020 Fund	Mutual fund, 331,567 shares	9,436,390
	Dodge and Cox Stock Fund	Mutual fund, 41,135 shares	7,442,941
*	Vanguard Total International Stock
	Index Fund: Inst'l Shares	Mutual fund, 69,114 shares	7,186,476
*	Vanguard Target Retirement 2015 Fund	Mutual fund, 399,867 shares	6,113,965
*	Vanguard Long-Term Investment
	Grade Fund	Mutual fund, 565,900 shares	6,083,420
*	Vanguard Growth and Income Fund	Mutual fund, 144,160 shares	6,012,927
*	Vanguard Target Retirement 2025 Fund	Mutual fund, 302,856 shares	5,006,207
	Schroder U.S. Opportunities Fund	Mutual fund, 175,915 shares	4,417,221
*	Vanguard Target Retirement 2030 Fund	Mutual fund, 138,638 shares	4,026,046
*	Vanguard Total Bond Market Index
	Fund: Admiral Shares	Mutual fund, 334,146 shares	3,632,172
*	Vanguard Target Retirement 2035 Fund	Mutual fund, 132,151 shares	2,357,571
*	Vanguard Target Retirement Income	Mutual fund, 131,499 shares	1,697,650
*	Vanguard Target Retirement 2040 Fund	Mutual fund, 50,155 shares	1,492,624
*	Vanguard Target Retirement 2010 Fund	Mutual fund, 51,288 shares	1,349,907
*	Vanguard Target Retirement 2050 Fund	Mutual fund, 28,628 shares	847,952
*	Vanguard Target Retirement 2045 Fund	Mutual fund, 35,735 shares	666,460
*	Vanguard Total International Bond
	Index Fund: Admiral Shares	Mutual fund, 3,167 shares	67,213
*	Vanguard Target Retirement 2055 Fund	Mutual fund, 1,975 shares	63,189
*	Vanguard Target Retirement 2060 Fund	Mutual fund, 1,542 shares	43,475
*	Vanguard Prime Money Market Fund	Mutual fund, 25,145 shares	25,145
	Total mutual funds		94,553,235

*	Central Pacific Financial Corp.
	stock fund	Common stock fund, 71,472 units	1,536,643
*	Vanguard Retirement Savings Trust	Collective trust fund, 17,580,449
		units at contract value, fair value
		of $18,120,120	17,580,449
*	Notes receivable from participants	236 total loans, with interest rates
		from 2.34% to 8.38%,
		maturing in years beginning
		in 2015 through 2029	2,143,163
			$115,813,490
*	Party-in-interest.

See accompanying report of independent registered public accounting firm.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, Central Pacific Financial Corporation, who administers the employee benefit plan, has duly caused this Amendment No. 1 annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL PACIFIC BANK 401(k) RETIREMENT SAVINGS PLAN

Date: June 30, 2015	By:	/s/ Patricia Foley
Patricia Foley
Senior Vice President and Human Resources Manager

Exhibit Index

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm